A.G.P./Alliance Global Partners

590 Madison Avenue, 28th Floor

New York, New York 10022

April 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Brenmiller Energy Ltd.
Registration Statement on Form F-1
Registration No. 333-286789

Ladies and Gentlemen:

On April 28, 2025, we, as the representative of the underwriters, filed a letter with the U.S. Securities and Exchange Commission via EDGAR requesting, pursuant to Rule 461 under the Securities Act of 1933, as amended, the acceleration of the effective date of the above-referenced Registration Statement so that it may be declared effective at 9:00 a.m., Eastern Time, on Wednesday April 30, 2025, or as soon thereafter as practicable, which request was modified orally to 5:00 p.m. Eastern Time, on Wednesday April 30, 2025, or as soon thereafter as practicable. We are no longer requesting that such Registration Statement be declared effective at this specific date and time and we hereby formally withdraw such request for acceleration.

Very truly yours,

A.G.P./ALLIANCE GLOBAL PARTNERS

By:	/s/ Thomas J. Higgins
Name:	Thomas J. Higgins
Title:	Managing Director